Exhibit 99.6

RP® FINANCIAL, LC. Advisory | Planning | Valuation

March 10, 2016

Boards of Directors

FSB Community Bankshares, MHC

FSB Community Bankshares, Inc.

FSB Bancorp, Inc.

Fairport Savings Bank

45 South Main Street

Fairport, New York 14450

Re:	Plan of Conversion
FSB Community Bankshares, MHC
FSB Community Bankshares, Inc.

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Boards of Directors of FSB Community Bankshares, MHC (the “MHC”), FSB Community Bankshares, Inc. (the “Mid-Tier”) and Fairport Savings Bank (the “Bank”). The Plan provides for the conversion of the MHC into the full stock form of organization. Pursuant to the Plan, the MHC will be merged into the Mid-Tier and the Mid-Tier will merge with FSB Bancorp, Inc., a newly-formed Maryland corporation (the “Company”) with the Company as the resulting entity, and the MHC will no longer exist. As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Mid-Tier now owned by the MHC.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (i) the MHC’s ownership interest in the Mid-Tier’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of the Mid-Tier). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in the Bank. The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of liquidation of the Bank (or the Company and the Bank).

In the unlikely event that either the Bank (or the Company and the Bank) were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2014 and depositors as of the last day of the calendar quarter immediately preceding the date on which the Federal Reserve Board (“FRB”) approves the MHC’s application for conversion, of their interests in the liquidation account maintained by the Company. Also, in a complete liquidation of both entities, or of the Bank, when the Company has insufficient assets (other than the stock of the Bank), to fund the liquidation account distribution due to Eligible Account Holders and the Bank has positive net worth, then the Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, then the rights of Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in the Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the Company’s liquidation account.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Boards of Directors

March 8, 2016

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of the Bank (or the Company and the Bank), that liquidation rights in the Company automatically transfer to the Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, and that after two years from the date of conversion and upon the written request of the FRB, the Company will transfer the liquidation account and depositors’ interest in such account to the Bank and the liquidation account shall thereupon become the liquidation account of the Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.